UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MELINTA THERAPEUTICS, INC.

(Name of Registrant as specified in its charter)

Delaware	001-35405	45-4440364
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 George Street, Suite 301

New Haven, CT

(Address of principal executive offices)

(312) 767-0291

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: November 16, 2017

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

November 16, 2017

This Information Statement Supplement is being mailed to holders of record, as of September 29, 2017, of shares of common stock, par value $0.001 per share, of Cempra, Inc., a Delaware corporation (which on November 3, 2017 was renamed Melinta Therapeutics, Inc.), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT SUPPLEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT SUPPLEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT SUPPLEMENT.

If you have questions about or would like additional copies of this Information Statement Supplement, you should contact Melinta Therapeutics, Inc.’s Investor Relations Department at 300 Tri-State International, Suite 272, Lincolnshire, IL 60069; telephone: (312) 767-0291.

By Order of the Board of Directors of Melinta Therapeutics, Inc.

Paul Estrem

Executive Vice President, Chief Financial

Officer and Secretary

November 16, 2017

New Haven, Connecticut

INTRODUCTION

This Information Statement Supplement (this “Supplement”) amends and supplements the Information Statement previously filed by Cempra, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”) with the Securities and Exchange Commission (the “SEC”) on October 24, 2017 and mailed on or about the same date (the “Information Statement”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, and relates to the change in the composition of the Company’s Board of Directors (the “Board”) that is to occur in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of August 8, 2017, as amended on each of September 6, 2017 and October 24, 2017 (as so amended and as may be further amended from time to time, the “Merger Agreement”) among the Company, Castle Acquisition Corp., a wholly owned subsidiary of the Company, and Melinta Therapeutics, Inc. (“Melinta”). On November 3, 2017, pursuant to the terms of the Merger Agreement, Castle Acquisition Corp. merged with and into Melinta (the “Merger”). This Supplement is being mailed or delivered to the holders of record as of September 29, 2017 of shares of common stock, par value $0.001 per share, of the Company (our “Common Stock”). Capitalized terms used in this Supplement but not defined herein have the meanings given to them in the Information Statement.

On October 31, 2017, the Company and Melinta announced the selection of Daniel Wechsler as the President and Chief Executive Officer and a member of the board of directors of the Company following consummation of the Merger (provided, however, that Mr. Wechsler’s appointment to the board of directors of the Company will not become effective until 10 days following the mailing of this Supplement). On November 1, 2017, the Company and Melinta announced the selection of the senior management team for the Company. Following the consummation of the Merger on November 3, 2017, the board of directors of the Company was reconstituted in accordance with the terms of the Merger Agreement and as disclosed in the Information Statement, with the exception of Mr. Wechsler’s appointment. The purpose of this Supplement is to provide our stockholders with information relating to Mr. Wechsler and other members of the post-closing executive officers. Concurrently with the closing of the Merger, Cempra changed its name to Melinta Therapeutics, Inc. and Melinta changed its name to Melinta Subsidiary Corp.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors Following the Merger

In addition to the previously disclosed appointments of Kevin T. Ferro, Jay Galeota, David Gill, Cecilia Gonzalo, John H. Johnson, Thomas P. Koestler, Ph.D, Garheng Kong, M.D., Ph.D, and David Zaccardelli, Pharm. D, to the Company’s board of directors, Daniel Wechsler is expected to be the ninth member of the Company’s board of directors, as well as the Company’s President and Chief Executive Officer.

Mr. Wechsler has served as an operating partner of Welsh, Carson, Anderson & Stowe since October 2016. Prior to that, Mr. Wechsler served as president and CEO of Smile Brands, Inc. from March 2014 until the company’s sale in 2016, and as executive vice president and global president of pharmaceuticals at Bausch + Lomb Incorporated from 2011 to 2013. Mr. Wechsler started his career at The Upjohn Company and thereafter worked at Pharmacia Corporation, where he helped launch Zyvox, until the company’s acquisition by Pfizer, Inc. in 2003. Mr. Wechsler served as vice president of sales specialty at Pfizer, Inc. from 2003 to 2005, SVP of global operations at Schering-Plough Corporation from 2005 to 2009 and SVP of strategy and commercial model excellence at Merck & Co. from 2009 to 2011. Mr. Wechsler holds a master’s degree from the University of Rochester and a bachelor’s degree from the State University of New York at Brockport. We believe that Mr. Wechsler’s extensive experience in the pharmaceutical industry as a senior executive qualifies him to serve on our board of directors and as President and Chief Executive Officer of the Company.

Executive Officers

Immediately following the Effective Time, Cempra terminated the employment of its Acting Chief Executive Officer, Dr. David Zaccardelli, who was replaced by Mr. Wechsler. In addition, immediately following the Effective Time, Mark Hahn (Cempra’s Executive Vice President and Chief Financial Officer) and David Oldach, M.D., FIDSA (Cempra’s Chief Medical Officer) ceased to be executive officers. The executive officers of the Company are as follows:

Name	Age	Position
Daniel Wechsler	49	Director, President and Chief Executive Officer
Paul Estrem	53	Executive Vice President, Chief Financial Officer and Secretary
John Temperato	53	Executive Vice President and Chief Commercial Officer
Sue Cammarata, M.D.	61	Executive Vice President and Chief Medical Officer
Erin Duffy, Ph.D.	49	Executive Vice President and Chief Scientific Officer

Daniel Wechsler—Mr. Wechsler’s biographical information is set forth above under “Board of Directors Following the Merger.”

Paul Estrem—Mr. Estrem, previously chief financial officer (CFO) of Melinta, has more than 27 years of financial leadership experience in the pharmaceutical industry. Prior to joining Melinta in 2013, Mr. Estrem held several senior positions at Baxter International, most recently vice president of integration for Baxter’s Medical Products, where he held a lead role in the $4 billion acquisition of Gambro and oversaw the integration of their products, facilities and 8,000 employees. Earlier in his tenure, Mr. Estrem served as CFO of Baxter Medical Products; CFO and vice president of strategy in Baxter Medication Delivery, a division that later became Baxter Medical Products; CFO of Baxter Bioscience, a specialty therapeutics division; and CFO of Baxter Ltd, a subsidiary based in Tokyo, Japan. Mr. Estrem is a member of the American Institute of Certified Public Accountants and the Institute of Internal Auditors. He received an MBA from Northwestern University’s Kellogg School of Management and a B.S. in accounting from Illinois State University.

John Temperato—Mr. Temperato, previously president and chief operating officer of Melinta, has more than 24 years of successful commercial expertise in pharmaceutical, biotech, and drug delivery/device products and is leading the team preparing to launch Baxdela in the first quarter of 2018. Prior to joining Melinta in 2016, Mr. Temperato held multiple leadership positions in sales and managed markets during his 11-year tenure at Salix Pharmaceuticals, where he most recently served as the senior vice president of sales and managed markets. In this role, reporting directly to the CEO and board of directors, Mr. Temperato played a critical role in the acquisition and in-licensing of multiple portfolio-expanding products. He led the successful commercialization and growth of Xifaxan (a non-systemic antibiotic) for hepatic encephalopathy and irritable bowel syndrome (IBS-D) and played a principal role in building, developing, and managing seven specialized sales teams across multiple channels. Prior to Salix Pharmaceuticals, Mr. Temperato was a business unit head at Celltech Pharmaceuticals, where he was responsible for the strategic development and execution of integrated payer and distribution marketing, which included contracting and reimbursement. Mr. Temperato earned his Bachelor of Science degree in Marketing from the University of Bridgeport in Connecticut, and is a member of several distinguished healthcare organizations, including the Academy of Managed Care Pharmacy.

Sue Cammarata, M.D.—Dr. Cammarata, previously chief medical officer of Melinta, brings more than 18 years of clinical experience in the development, approval and launch of pharmaceuticals, including several anti-infective brands such as Cubicin (daptomycin) in the EU, and Zyvox (linezolid) globally. Prior to joining Melinta in 2013, Dr. Cammarata served as vice president of clinical research at Shire HGT, where she was responsible for clinical development and post approval commitments for novel therapies in rare and orphan diseases. Earlier, she held several senior positions at Novartis Pharmaceuticals, most recently as vice president and global program head for the company’s immunology and infectious disease franchises. In this role, she managed the integration of Chiron’s infectious disease portfolio after its acquisition by Novartis in 2006. In addition, she managed the EU approval process for Cubicin’s endocarditis and bacteremia indications. Before joining Novartis, Dr. Cammarata held several positions at Pharmacia Upjohn (later Pfizer) where she was an integral member of the team that led the Phase 3 and subsequent global regulatory programs for Zyvox, a first-in-class antibiotic for gram-positive infections, including those resistant to vancomycin. Dr. Cammarata received her M.D. from Michigan State University, completed her residency in internal medicine and her fellowship in pulmonary and critical care medicine at Henry Ford Health Systems and was a pulmonary and critical care medicine specialist for several years in private practice before entering the pharmaceutical industry. Dr. Cammarata earned her B.S. in pharmacy from Purdue University.

Erin Duffy, Ph.D.—Dr. Duffy, previously chief scientific officer of Melinta, has more than 21 years of scientific development experience and has been responsible for translating Melinta’s Nobel Prize-winning crystallography ribosome modeling into the discovery and early-stage development of novel antibiotic candidates. She joined the company in 2002 and has become one of the world’s leading experts on the structure and function of the bacterial ribosome and the interaction of antibiotics with their ribosomal targets. Dr. Duffy has led Melinta’s ESKAPE Pathogen Program from its infancy and has been instrumental in advancing the platform while also contributing to the development programs for other drug candidates. The ESKAPE Pathogen Program is Melinta’s most advanced preclinical initiative, focused on using a discrete, novel binding site within the bacterial ribosome to design and develop completely new classes of antibiotics to treat some of the deadliest multi-drug resistant gram-positive and gram-negative infections. Prior to joining Melinta, Dr. Duffy served as associate director of innovative discovery technologies at Achillion Pharmaceuticals, Inc. Dr. Duffy began her scientific career as a computational chemist with Pfizer Global Research and Development in Groton, Connecticut. Dr. Duffy trained at Yale University, where she received her Ph.D. in physical-organic chemistry and was a Howard Hughes postdoctoral fellow. She holds a B.S. in chemistry from Wheeling Jesuit University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	As of November 3, 2017
NAME OF BENEFICIAL OWNER	Total Beneficial Ownership	Percentage of Common Stock Beneficially Owned
5% and Greater Stockholders
FMR, LLC(1)	1,108,185	5.0%
Vatera Healthcare Partners LLC(2)	6,729,459	30.7%
Malin Life Sciences Holdings(3)	1,557,628	7.1%
Falcon Flight LLC(4)	1,229,856	5.6%

Executive Officers and Directors
Daniel Wechsler(5)	—	*
David Gill(6)	21,000	*
Paul Estrem(6)	51,644	*
John H. Johnson(6)	25,756	*
John Temperato(6)	33,061	*
Garheng Kong, M.D., Ph.D.(6)	27,922	*
Sue Cammarata, M.D.(6)	34,605	*
David Zaccardelli, Pharm.D.(7)	44,999	*
Erin Duffy, Ph.D.(6)	46,481	*
Kevin T. Ferro(2)	6,729,459	30.7%
Jay Galeota	—	*
Cecilia Gonzalo(2)	—	*
Thomas P. Koestler, Ph.D.(2)(6)	10,620	*
All directors and current executive officers as a group (13 persons)	7,025,547	32.0%

*	Indicates beneficial ownership of less than 1%.
(1)	Based on information provided in a Schedule 13G/A filed by FMR LLC on February 14, 2017, Abigail P. Johnson, a Director, the Chairman and Chief Executive Officer of FMR LLC, and her family members, directly or through trusts, are parties to a shareholders’ agreement and may be deemed, under the Investment Company Act of 1940, as amended, to form a controlling group with respect to FMR LLC.
(2)	The address for Vatera Healthcare Partners LLC (“Vatera”) is c/o Vatera Holdings LLC, 499 Park Avenue, 23rd Floor, New York, NY 10022. Each of Kevin Ferro, Thomas Koestler, Ph.D., and Cecilia Gonzalo presently serves on the Company’s board of directors and Mr. Ferro is Chairman of the Board of the Company. Mr. Ferro is the Chief Executive Officer, Chief Investment Officer and the managing member of Vatera Holdings LLC, the manager of Vatera, and by virtue of that position, may be deemed to have beneficial ownership of the shares of Vatera. Mr. Ferro disclaims beneficial ownership of the shares held by Vatera except to the extent of his pecuniary interest therein. Dr. Koestler is an Executive Director, and Ms. Gonzalo is a Managing Director, of Vatera Holdings LLC.
(3)	The address for Malin is 2 Harbour Square, Crofton Road, Dun Laoghaire, Co. Dublin Ireland.
(4)	The address for Falcon Flight LLC, or Falcon Flight, is c/o Quadrant Capital Advisors, Inc., 499 Park Avenue, 24th Floor, New York, NY 10022.
(5)	Pursuant to the terms of Mr. Wechsler’s employment agreement with the Company, Mr. Wechsler is entitled to an employee inducement award of an option to purchase 550,981 shares of Company Common Stock at an exercise price equal to the closing price of Company Common Stock as reported by the Nasdaq Global Market on November 3, 2017, and a restricted stock unit award for 183,661 shares of Company Common Stock. The stock option and restricted stock unit grant will become 25% vested on the one year anniversary of Mr. Wechsler’s date of hire, with the remaining shares vesting in equal monthly installments thereafter over the next three years, subject to his continuing service with the Company.
(6)	Consists of shares issuable upon the exercise of options exercisable within 60 days of November 3, 2017.
(7)	Consists of shares issuable upon the exercise of 34,999 options exercisable within 60 days of November 3, 2017, and 10,000 restricted stock units.

WHERE CAN YOU FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. You can review our electronically filed reports, proxy and information statements on the SEC’s web site at http://www.sec.gov or on our web site at http://www.ir.melinta.com. Information included on our web site is not a part of this Information Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MELINTA THERAPEUTICS, INC.

Dated: November 16, 2017

	By:	/s/ Paul Estrem
	Name:	Paul Estrem
	Title:	Executive Vice President, Chief Financial Officer and Secretary